Mail Stop 4561
                                                             August 16, 2018


Lei Li
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, Xing Chuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

       Re:     Qutoutiao Inc.
               Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 27, 2018
               CIK No. 0001733298

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with a copy of the Analysys Report dated July 27, 2018 for our review.

Risk Factors

2. Please provide risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
 Lei Li
Qtech, Ltd.
August 16, 2018
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 82

3. We note that "activated users" refer to the aggregate number of unique mobile devices that have downloaded and launched your relevant mobile application at least once. Please revise your "activated users as of the end of the period" (for example, by footnote) to quantify the percentage of your activated users who have been inactive for 90 or more days for each period presented.

Related Party Transactions, page 153

4. Please file the agreements with the affiliate of Tencent and AdIn Media as exhibits to the registration statement or tell us why these are not material. Refer to
Item 601(b)(10) of
       Regulation S-K.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

                                                            Sincerely,

                                                            /s/ Folake Ayoola

                                                            Folake Ayoola
                                                            Special Counsel
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Chris Lin, Esq.
       Simpson Thacher & Bartlett LLP